Exhibit 99.12

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Novadaq Technologies inc. (“Novadaq”)

2585 Skymark Avenue,

Suite 306

Mississauga, Ontario

Canada, L4W 4L5

Item 2	Date of Material Change

March 24, 2011

Item 3	Press Release

The press release with respect to the material change described in this material change report was issued by Novadaq through CNW Group on March 25, 2011 (attached as Schedule “A”).

Item 4	Summary of Material Change

Novadaq announced that on March 24, 2011, it closed its previously announced private placement financing of 4,731,864 units, consisting of 4,731,864 common shares and 2,129,339 warrants, at a price of $3.17 per unit for aggregate proceeds of $15,000,000.

Item 5	Full Description of Material Change

On March 25, 2011 Novadaq announced that it had closed on March 24 its previously announced private placement financing of 4,731,864 units, consisting of 4,731,864 common shares and 2,129,339 warrants, at a price of $3.17 per unit for aggregate proceeds of $15,000,000. Each unit consists of one common share and fourty-five one hundredths of a warrant. Each full warrant has a five-year term and is exercisable for one common share at an exercise price of $3.18. Stifel, Nicolaus & Company, Incorporated, acted as lead placement agent and Needham & Company, LLC acted as co-placement agent.

Proceeds from this offering will be used to further drive adoption and commercialization of the SPY® imaging technology to improve clinical outcomes of complex surgeries including breast reconstruction, gastrointestinal surgeries and other cancer surgeries; and for general corporate purposes.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Arun Menawat, PhD, MBA

President & CEO

Novadaq Technologies Inc.

(905) 629-3822 x202

amenawat@novadaq.com

Item 9	Date of Report

March 28, 2011

Schedule A

See attached.

Novadaq Completes Private Placement Offering of Units

Toronto, Ontario – March 25, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time medical imaging systems for use in the operating room, announced today that on March 24, 2011 it closed its previously announced private placement of 4,731,864 units at a price of $3.17 per unit for aggregate gross proceeds of $15,000,000. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of $3.18. Unless otherwise noted, all dollars expressed in this release are Canadian dollars.

Proceeds from this offering will be used to further drive adoption and commercialization of the SPY® imaging technology to improve clinical outcomes of complex surgeries including breast reconstruction, gastrointestinal surgeries and other cancer surgeries; and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities. The securities referred to above have not been and will not be registered under the United States’ Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Stifel Nicolaus Weisel acted as the lead Placement Agent and Needham & Company, LLC acted as co-placement agent.

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY Imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY Imaging leads to fewer post-operative complications and reduced hospital costs. The SPY Imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical procedures. The endoscopic SPY System combines all of the capabilities of SPY Imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Novadaq’s cardiac surgery products, including SPY imaging for cardiac applications and a Heart Laser™ System targeted at improving heart surgeries, are marketed through a direct sales team. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT, SPY scope and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

ICR, LLC

Sherry Bertner

Managing Director

646-277-1247

sherry.bertner@icrinc.com

# # #